UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

RUB MUSIC ENTERPRISES, INC.
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
781083 10 0
(CUSIP Number)
Terry F. Schwartz, Esq.
Smith, Gambrell & Russell, LLP
Suite 3100, Promenade II
1230 Peachtree Street, N.E.
Atlanta, Georgia 30309-3592
(404) 815-3500
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
September 25, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	781083 10 0

1	NAMES OF REPORTING PERSONS Christopher M. Cashman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		880,773

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		880,773

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	880,773

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	6.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer.
This Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share, of Rub Music Enterprises, Inc., a Nevada corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 11680 Great Oaks Way, Suite 350, Alpharetta, Georgia 30022.
Item 2. Identity and Background.
This Schedule 13D is being filed by Christopher M. Cashman (the “Reporting Person”).
The Reporting Person is the President and Chief Executive Officer of the Issuer and SANUWAVE, Inc. (“SANUWAVE”), a wholly-owned subsidiary of the Issuer. He beneficially owns 880,773 shares of the Issuer’s common stock, which represents 6.7% of the Issuer’s common stock. The Reporting Person is a United States citizen and his principal business address is 11680 Great Oaks Way, Suite 350, Alpharetta, Georgia 30022.
During the last five years, the Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as result of which proceeding he was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States Federal or state securities laws, or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
As Chief Executive Officer and President of SANUWAVE, the Reporting Person received shares of common stock and options to purchase shares of common stock of SANUWAVE as compensation for his services. In addition, the Reporting Person used personal funds to purchase additional shares of common stock of SANUWAVE. The Reporting Person’s shares in SANUWAVE were converted into shares of the Issuer as described Item 4 below.
Item 4. Purpose of Transaction.
On September 25, 2009, the Issuer and RME Delaware Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Issuer (the “Merger Sub”), entered into an agreement and plan of merger (the “Merger Agreement”) with SANUWAVE, Inc. Pursuant to the Merger Agreement, the Merger Sub merged with and into SANUWAVE, with SANUWAVE as the surviving entity (the “Reverse Merger”). In connection with the Reverse Merger, the Issuer acquired 100% of the outstanding capital stock of SANUWAVE and issued to the stockholders of SANUWAVE 11,009,657 shares of the Issuer’s common stock, warrants to purchase up to 1,106,627 shares of the Issuer’s common stock, at $4.00 per share, and warrants to purchase up to an additional 1,106,627 shares of the Issuer’s common stock, at $8.00 per share.
In connection with the Reverse Merger, the Issuer also entered into stock repurchase agreements, all dated as of September 25, 2009 (the “Stock Repurchase Agreements”), with certain stockholders of the Issuer, pursuant to which the Issuer purchased from certain stockholders, for an aggregate purchase price of $180,000, some or all of the Issuer’s common stock held by such stockholders, such that after the repurchases, 1,500,000 shares of the Issuer’s common stock remained outstanding (the “Share Repurchase”).

As a result of the Reverse Merger and Share Repurchase, the stockholders of SANUWAVE control approximately 88% of the Issuer’s outstanding common stock, holding 11,009,657 of the 12,509,657 outstanding shares, and SANUWAVE is considered the accounting acquirer in the Reverse Merger. The Reverse Merger resulted in a change of control of the Company.
Prior to the Reverse Merger, the Reporting Person was the President, Chief Executive Officer and a director of SANUWAVE. Pursuant to the Merger Agreement, the former sole officer and director of the Issuer submitted his resignation as an officer and director of the Issuer, and Christopher M. Cashman, Thomas H. Robinson, Kevin A. Richardson, II and John F. Nemelka were appointed to serve as members of the board of directors of the Issuers, all of which will be effective following the expiration of the ten day period following the mailing of the information statement required by Rule 14f-1 under the Exchange Act. Upon the consummation of the Reverse Merger, the former sole officer and director of the Issuer resigned as President, Chief Executive Officer and Chief Financial Officer of the Issuer, Christopher M. Cashman was appointed to serve as Chief Executive Officer and President of the Issuer, and Barry J. Jenkins was appointed to serve as Chief Financial Officer of the Issuer.
The Reporting Person intends to continue to participate in the management and operations of the Issuer. Except as consistent with his positions with the Issuer and as described in the paragraph above, he does not have any plans or proposals that would result in any of the actions specified in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a)(b)	The Reporting Person beneficially owns 880,773 shares or 6.7% of the common stock of the Issuer, which includes options to purchase up to 542,700 shares of common stock and warrants to purchase up to 8,816 shares of common stock, with respect to which he has sole voting and dispositive power.

(c)	On September 25, 2009, the Reporting Person received 880,773 shares of the Issuer, which includes options to purchase up to 542,700 shares of common stock and warrants to purchase up to 8,816 shares of common stock, in connection with the Reverse Merger. See Item 4 above. No other transactions were effected by the Reporting Person in common stock of the Issuer during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
In September 2009, SANUWAVE entered into lock-up agreements with certain of its shareholders, including the Reporting Person, pursuant to which the shareholders agreed not to sell, assign, transfer, or encumber any of SANUWAVE’s common stock, preferred stock, options, warrants or other rights issued by SANUWAVE, without the consent of SANUWAVE, until January 1, 2011. The lock-up agreements also apply to securities of any successor or assign of SANUWAVE, including the Issuer; therefore, any shares of the Issuer’s common stock received by these SANUWAVE shareholders in connection with the Reverse Merger may not be transferred, without the consent of the Issuer, until January 1, 2011.

On December 19, 2005, SANUWAVE entered into a management stockholders agreement with Prides Capital Fund I, L.P. (“Prides”) and certain SANUWAVE shareholders, including the Reporting Person (the “Management Stockholders”), which agreement was subsequently amended on October 24, 2006 and September 25, 2009 (the “Management Stockholders Agreement”). The Management Stockholders Agreement provides that no transfer of shares by a Management Stockholder will be effective unless the transferee has executed an instrument agreeing to be bound by the terms of the Management Stockholders Agreement. Pursuant to the Management Stockholders Agreement, at any time Prides proposes to transfer its shares to a proposed transferee, Prides must provide notice to the Management Stockholders and, for a period of 20 days after such notice, each Management Stockholder will have the right to sell shares to the proposed transferee at the same price and upon the same terms as Prides. In addition, at any time Prides proposes to sell more than 50% of the aggregate outstanding shares held by Prides and the Management Stockholders to a third party, Prides must provide notice to the Management Stockholders and each Management Stockholder will be obligated to sell the same percentage of shares held by such Management Stockholder as Prides proposes to sell. The Management Stockholders Agreement also applies to securities of any successor or assign of SANUWAVE, including the Issuer; therefore, any shares of the Issuer’s common stock received by Prides and the Management Stockholders in connection with the Reverse Merger are subject to the provisions of the Management Stockholders Agreement.
Item 7. Material to be Filed as Exhibits.
(a)	Agreement and Plan of Merger, dated as of September 25, 2009, by and between Rub Music Enterprises, Inc., RME Delaware Merger Sub, Inc. and SANUWAVE, Inc. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2009).

(b)	Form of Lock-Up Agreement, dated September 2009, by and between certain shareholders of SANUWAVE, Inc. and SANUWAVE, Inc. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2009).

(c)	Management Stockholders Agreement, dated as of December 19, 2005, among SANUWAVE, Inc., Prides Capital Fund I, L.P. and certain shareholders of SANUWAVE, Inc. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2009).

(d)	Amendment to Management Stockholders Agreement, dated as of October 24, 2006, among SANUWAVE, Inc., Prides Capital Fund I, L.P. and certain shareholders of SANUWAVE, Inc. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2009).

(e)	Second Amendment to Management Stockholders Agreement, dated as of September 25, 2009, among SANUWAVE, Inc., Prides Capital Fund I, L.P. and certain shareholders of SANUWAVE, Inc. (incorporated by reference to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on September 30, 2009).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 5, 2009	By:	/s/ Christopher M. Cashman
		Name:	Christopher M. Cashman